Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13G/A with respect to the beneficial ownership of shares of Common Stock of TONIX PHARMACEUTICALS HOLDING CORP. is filed jointly, on behalf of each of them.

Rosalind Advisors, Inc.
By:	/s/ Steven Salamon
Name: Steven Salamon
Title: President

Rosalind Master Fund L.P.
By:	/s/ Mike McDonald
Name: Mike McDonald
Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)